Amgen Inc. One Amgen Center Drive Thousand Oaks, CA 91320-1799 Phone: 805.447.1000

May 18, 2012

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amgen Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2011

Form 8-K dated January 26, 2012

Filed January 26, 2012

File No. 0-12477

Dear Mr. Rosenberg:

Set forth below are Amgen Inc.’s (the “Company”) responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 20, 2012. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Company’s referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. Please be advised that, as you have only recently filed your Definitive Proxy Statement on Schedule 14A, we have not yet reviewed Part III of your annual report. Once we have reviewed this disclosure, we may have additional comments.

The Company acknowledges that the Staff may have additional comments following its review of the Part III information contained in the Company’s Definitive Proxy Statement.

Securities and Exchange Commission

May 18, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

4. Income Taxes, page F-16

2. You disclose that you account for the new Puerto Rican excise tax as a manufacturing cost that is capitalized in inventory and expensed in cost of sales when the related products are sold. Please confirm that you defer the U.S. tax benefit associated with the portion of the excise tax capitalized in inventory or reference for us the authoritative literature you rely upon to support your accounting. Also, provide us proposed revised disclosure to be included in future periodic reports to clarify whether the excise tax is levied on a gross basis or on a measure of income.

The Company respectfully directs the Staff to Note 4, page F-19 of its Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”), which indicates that for U.S. income tax purposes, the Puerto Rico excise tax results in foreign tax credits that are generally recognized in our provision for income taxes when the excise tax is incurred. The Company recognizes the tax benefit in the provision for income taxes in the year that the related benefit is generated on the federal income tax return. In the absence of explicit authoritative literature for the accounting for the tax credits associated with this excise tax, the accounting is based by analogy to the guidance that does exist for similar tax credits, such as the federal Investment Tax Credit (the “ITC”). The ITC generates federal tax credits for costs that are capitalized and then expensed over time through depreciation. ASC 740-10-25-45 and ASC 740-10-25-46 indicate that two methods are acceptable for purposes of recognizing the income tax benefit associated with an investment tax credit; the tax provision benefit may either be recognized over the productive life of the acquired property or in the year in which the credit arises. Consistent with this guidance, the Company has recognized the income tax benefit for the Puerto Rico excise tax in the year in which the credit arises. The impact of the Company’s treatment is presented on page 71 of our 2011 Form 10-K, which indicates:

Our results of operations for 2011 were impacted by the Puerto Rico excise tax. Commencing January 1, 2011, Puerto Rico imposes a temporary excise tax on the acquisition of goods and services from a related manufacturer in Puerto Rico. This tax is currently scheduled to expire in 2016. We account for the excise tax as a manufacturing cost that is capitalized in inventory and expensed in cost of sales when the related products are sold. For U.S. income tax purposes, the excise tax results in foreign tax credits that are generally recognized in our provision for income taxes in the year in which the excise tax is incurred. This excise tax has had and will continue to have a significant adverse impact on our cost of sales and a significant favorable impact on our provision for income taxes. In addition, the overall impact of the excise tax will vary from period to period as a result of the timing difference between recognizing the expense and the applicable foreign tax credit. As a result of the excise tax, for 2011 cost of sales increased by $211 million, the provision for income taxes was reduced by $321 million and EPS was favorably impacted by $0.12.

Securities and Exchange Commission

May 18, 2012

The Company proposes to enhance its disclosures with respect to the income tax benefit of foreign tax credits associated with the Puerto Rico excise tax in its future periodic reports beginning with our Form 10-Q for the three months ending June 30, 2012. The Company’s proposed disclosure to be included in the Income Tax footnote to our Financial Statements is as follows (using disclosures from our Form 10-Q for the three months ended March 31, 2012 as an example):

Commencing January 1, 2011, Puerto Rico imposes a temporary excise tax on the purchase of goods and services from a related manufacturer in Puerto Rico. The excise tax is imposed on the gross intercompany purchase price of the goods and services and is effective for a six year period beginning in 2011 with the excise tax rate declining in each year (4% in 2011, 3.75% in 2012, 2.75% in 2013, 2.5% in 2014, 2.25% in 2015, and 1% in 2016). We account for the excise tax as a manufacturing cost that is capitalized in inventory and expensed in cost of sales when the related products are sold. For U.S. income tax purposes, the excise tax results in foreign tax credits that are generally recognized in our provision for income taxes when the excise tax is incurred. Our effective tax rates for the three months ended March 31, 2012 and 2011, would have been 18.5% and 18.8%, respectively, without the impact of the foreign tax credits associated with the Puerto Rico excise tax.

3. For U.S. income tax purposes, you concluded that the new Puerto Rican excise tax resulted in foreign tax credits that are generally recognized in your provision for income taxes in the year in which the excise tax is incurred. Please provide us with your analysis that supports your conclusion that the excise tax is creditable from a US foreign tax credit perspective and the exclusion or inclusion, as applicable, in your unrecognized tax benefit.

The Company supplementally advises the Staff as follows:

The Company analyzed its expected tax return position that the Puerto Rico excise tax incurred be treated as a creditable tax for U.S. foreign tax credit purposes. The Company determined that it is more likely than not that its position on the creditability of the Puerto Rico excise tax will be sustained upon examination based on its technical merits. The Company’s position is based on its review of the applicable tax law and Internal Revenue Service (IRS) Notice 2011-29, 2011-16 I.R.B. 663. Notice 2011-29 was issued on March 30, 2011 and states that the IRS will not challenge a taxpayer’s position that the Puerto Rico excise tax is a tax in lieu of an income tax under Section 903 of the Internal Revenue Code of 1986, as amended (the “Code”) and therefore is creditable under Section 901 of the Code, which permits a U.S. tax credit for foreign income taxes. Notice 2011-29 states that any change in this position by the IRS will have a prospective effect only. The notice is effective for Puerto Rico excise tax incurred on or after January 1, 2011.

Securities and Exchange Commission

May 18, 2012

18. Contingencies and Commitments, page F-43

4. In October 2011 you announced that you had reached an agreement in principle to settle the allegations regarding your sales and marketing practices arising out of the ongoing civil and criminal investigations conducted by the U.S. Attorney’s Offices for the Eastern District of New York and the Western District of Washington. As a result of the agreement, you recorded a $780 million charge in the quarterly period ended September 30, 2011. Please provide us a chronology of events that led to the agreement in principle.

The Company supplementally advises the Staff as follows:

Beginning in 2007, the Company received a subpoena from the Attorney General of the State of New York seeking documents related to its promotional activities, sales and marketing activities, medical education, clinical studies, pricing and contracting, license and distribution agreements and corporate communications. In addition, the Company received several subpoenas from the U.S. Attorney’s Office for the Eastern District of New York and the U.S. Attorney’s Office for the Western District of Washington, for broad production of documents relating to its products and clinical trials. Since 2007, the Company has been fully cooperating with these U.S. Attorney’s offices in their ongoing investigations.

Prior to July 2011, communications between the Company and the government were limited to discussions regarding legal theories, document production and other substantive issues surrounding the facts and allegations under investigation. On July 29, 2011, the Company proposed a broad outline of the key elements that, from its perspective, would need to be addressed before the Company would consider settlement discussions. These included such elements as appropriate releases from all government claims in the ten qui tam actions pending against the Company that had been disclosed by the government and the government’s position on exclusion from federal healthcare programs. Based on a number of intervening discussions, the Company and the government began developing a general framework that could make settlement discussions possible. After discussions that established the necessary elements for the Company to consider settlement were concluded, negotiations with respect to a potential settlement began in earnest on August 22, 2011 and continued through September 2011.

Following the August 26 and September 15, 2011 decisions by the court in U.S. ex rel. Westmoreland v. Amgen, et al., one of the qui tam actions pending against the Company, denying in part the Company’s motion for partial summary judgment, negotiations between the Company and the government accelerated, and eventually led to the government offering to settle this matter for $790 million on September 23, 2011. The Company subsequently countered with an offer to settle for $750 million on September 24, 2011, subject to various conditions, including the receipt of approval by the Company’s Board of Directors (the “Board”). These discussions resulted in agreement in principle to settle the matter for $750 million on September 24, 2011, which terms were finalized on October 12, 2011.

The proposed settlement remains subject to continuing discussions regarding the components of the agreement and the completion and execution of all required documentation, and until the proposed settlement becomes final, there can be no guarantee that these matters will be resolved by the agreement in principle. The final decision to accept the Company’s proposed settlement offer rests with the Department of Justice. The Company presented information regarding the offer to settle to its Board at a meeting held on October 13, 2011 and received

Securities and Exchange Commission

May 18, 2012

approval from the Board to proceed with settlement negotiations. The matter is still not formally settled and we anticipate that there are several months of work necessary to complete the process.

In addition, tell us:

•	Why a reasonable estimate of the loss or range of loss was not known and disclosed in filings made before your September 30, 2011 Form 10-Q:

The Company supplementally advises the Staff as follows:

The Company records accruals for contingent liabilities when management is able to conclude that a loss is both probable and reasonably estimable, as required under ASC 450-20-25-2. In deciding whether a reasonable estimate of loss or range of loss may be determined, the Company reviews all of the facts and circumstances relating to each legal proceeding. The Company thoroughly analyzes the procedural posture and substance of each claim, the facts in dispute in a particular matter (including facts revealed in discovery, substantive rulings by the court, advice of experts and counsel, information gleaned through settlement discussions and other information), relevant statutes or case law and their likely applicability to the matter, the Company’s available legal defenses, its litigation strategies and opportunities for settlement. This analysis is based on management’s best judgment of each litigation matter and is made upon advice of, and in consultation with, counsel.

The Company respectfully advises the Staff that the Company conducted the foregoing analysis with regard to the civil and criminal investigations conducted by the U.S. Attorney’s Offices for the Eastern District of New York and the Western District of Washington. As of August 8, 2011, the date the Company filed its Form 10-Q for the three months ended June 30, 2011, discussions were continuing regarding the fundamental elements necessary before the Company would enter into substantive discussions about settlement. As such, the Company had not had any substantive settlement discussions. Disclosing an estimate of the loss or range of loss at such time would have required broad speculation about possible conduct or decisions of litigation counterparties, factfinders and tribunals, an assessment of novel claims or claims that are at preliminary stages of adjudication, and/or an assessment of future actions or decisions that could be viewed as unlikely or unusual. An assessment as to the possible losses that the Company might incur would have required the Company to make a judgment for which there would have been generally no reasonable basis. Therefore, it was not possible to make a reasonable estimate of the loss or range of loss at or prior to the time of such filing.

Securities and Exchange Commission

May 18, 2012

•

At what date did you consider that one of your legal strategies may be to settle and the amount or range you determined was reasonable for you to settle at that date and at subsequent reporting dates through the date you reached the agreement in principle; and

The Company supplementally advises the Staff as follows:

As stated above, on July 29, 2011, the Company communicated to the government an overview of key elements that would need to be satisfied before the Company would consider settlement as one of its legal strategies. On August 22, 2011, settlement negotiations began in earnest. Based on these negotiations, the Company subsequently concluded that it was probable that the matter will be settled for an amount reasonably estimated to equal $780 million, inclusive of estimated legal fees in the amount of $30 million that it will be required to pay the relators’ counsel in the case, and accrued such amount as of September 30, 2011.

•	The amount of revenues associated with federally-funded health care programs over each of the last three years.

The Company supplementally advises the Staff that approximately 40% of the Company’s revenues over each of the last three years were associated with federally-funded health care programs.

5. Please tell us whether you are not able to estimate the range of loss for several related other civil qui tam actions that are not included in the proposed settlement or why you concluded that the amount is not material. If you are not able to estimate, tell us why the terms of the agreement in principle do not provide sufficient information to make a reasonable estimate of the other civil qui tam actions.

The Company supplementally advises the Staff that, in connection with issuing each of its 2011 Form 10-K and its Form 10-Q for the three months ended March 30, 2012, it concluded that it was unable to estimate a range of reasonably possible losses associated with the other civil qui tam actions that are not included in the proposed settlement (the “Other Qui Tam Actions”).

The Company respectfully directs the attention of the Staff to the Company’s response to comment 3 appearing on pages 4 through 6 of its correspondence with the Staff dated June 28, 2011, as well as page F-43 of the 2011 Form 10-K under Note 18, Contingencies and Commitments. The disclosure provided therein describes the Company’s framework for analyzing possible losses related to litigation matters, and why it is often not possible for the Company to estimate a range of reasonably possible losses.

The Company supplementally advises the Staff that at the time of the filing of each of its 2011 Form 10-K and its Form 10-Q for the three months ended March 30, 2012, the Other Qui Tam Actions remained under seal in the U.S. federal courts in which they were filed. While the Company has received redacted complaints, they omitted critical information necessary to enable it to estimate a range of possible loss, if any. As such, the Company concluded that it was unable to reasonably estimate possible losses associated with the Other Qui Tam Actions. To do so would have required broad speculation and judgments for which there was no reasonable basis. The allegations in the Other Qui Tam Actions are not encompassed in the proposed settlement described above, and the Company is exploring with the government whether these matters will be resolved in connection with the proposed settlement or, to the extent necessary, the Company intends to vigorously defend these cases on the merits.

Securities and Exchange Commission

May 18, 2012

Form 8-K filed January 26, 2012

Exhibit 99.1

6. In your earnings release on pages 8, 9, and 10 you present entire consolidated statements of income to reconcile your GAAP earnings to “Adjusted” GAAP earnings. Please provide us proposed revised non-GAAP reconciliation tables to be included in future earnings releases that remove your presentation of entire consolidated statements of income. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

The Company respectfully directs the Staff to Attachment A to this letter, which sets forth the proposed revised non-GAAP reconciliations to be included in future earnings releases furnished to the Commission pursuant to Item 2.02 of Form 8-K. The proposed reconciliations remove our presentation of entire consolidated statements of income. For illustration purposes, we have used the non-GAAP financial measures included in our first quarter 2012 earnings release furnished to the Commission on Form 8-K on April 24, 2012.

*    *    *    *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call Charles K. Ruck of Latham & Watkins LLP at
(714) 540-1235 or me at (805) 447-9358. Written correspondence to the Company may be directed to my attention at One Amgen Center Drive, Thousand Oaks, California, fax no. (805) 447-1010.

Securities and Exchange Commission

May 18, 2012

Sincerely,

Amgen Inc.

/s/ Jonathan M. Peacock
Jonathan M. Peacock
Executive Vice President and Chief Financial Officer

cc:	Daniel Greenspan, the Commission

Scot Foley, the Commission

David J. Scott, Esq., Amgen Inc.

Charles K. Ruck, Esq., Latham & Watkins LLP

Guy Wanger, Ernst & Young LLP

Securities and Exchange Commission

May 18, 2012

Attachment A

Securities and Exchange Commission

May 18, 2012

Amgen Inc.

GAAP to “Adjusted” Reconciliations

(In millions, except per share data)

(Unaudited)

	Three months ended March 31,
	2012	2011
• GAAP cost of sales	$679	$564
Adjustments to cost of sales:
Incremental expense resulting from accelerating depreciation and/or accruing losses for facility operating leases as a result of our transaction with Boehringer Ingelheim involving our Fremont, California manufacturing facility (the BI transaction)	(10)	(21)
Stock option expense (a)	(3)	(3)

Total adjustments to cost of sales	(13)	(24)

Adjusted cost of sales	$666	$540

• GAAP research and development expenses	$736	$736
Adjustments to research and development expenses:
Acquisition-related expenses	(7)	(7)
Non-cash amortization of R&D technology intangible assets acquired in business combinations in prior years	—	(17)
Stock option expense (a)	(6)	(9)

Total adjustments to research and development expenses	(13)	(33)

Adjusted research and development expenses	$723	$703

• GAAP selling, general and administrative expenses	$1,076	$1,023
Adjustments to selling, general and administrative expenses:
Acquisition-related expenses	(12)	(2)
Stock option expense (a)	(7)	(10)

Total adjustments to selling, general and administrative expenses	(19)	(12)

Adjusted selling, general and administrative expenses	$1,057	$1,011

• GAAP income before income taxes	$1,366	$1,306
Adjustments to income before income taxes:
Adjustments to cost of sales	13	24
Adjustments to research and development expenses	13	33
Adjustments to selling, general and administrative expenses	19	12
Non-cash amortization of product technology rights acquired in a prior year business combination	74	74
Certain charges pursuant to our continuing efforts to improve cost efficiencies in our operations	1	16
Expense resulting from changes in the estimated fair values of the contingent consideration obligations related to a prior year business combination	2	—
Expense related to certain legal proceedings	3	—
Non-cash interest expense associated with our convertible notes	34	44

Total adjustments to income before income taxes	159	203

Adjusted income before income taxes	$1,525	$1,509

• GAAP provision for income taxes	$182	$181
Adjustments to provision for income taxes:
Income tax effect of the above adjustments (b)	56	65
Income tax benefit related to certain prior period charges excluded from “Adjusted” earnings	—	5

Total adjustments to provision for income taxes	56	70

Adjusted provision for income taxes	$238	$251

• GAAP net income	$1,184	$1,125
Adjustments to income before income taxes, net of the tax effect of the above adjustments	103	138
Income tax benefit related to certain prior period charges excluded from “Adjusted” earnings	—	(5)

Adjusted net income	$1,287	$1,258

Securities and Exchange Commission

May 18, 2012

--Amgen Inc.

GAAP to “Adjusted” Reconciliations

(In millions, except per share data)

(Unaudited)

The following table presents the computations for GAAP and “Adjusted” diluted EPS, computed under the treasury stock method.

“Adjusted” EPS presented below excludes stock option expense:

	Three months ended March 31, 2012			Three months ended March 31, 2011
	GAAP	“Adjusted”		GAAP	“Adjusted”
Income (Numerator):
Net income for basic and diluted EPS	$1,184	$1,287		$1,125	$1,258

Shares (Denominator):
Weighted-average shares for basic EPS	791	791		933	933
Effect of dilutive securities	9	8	(*)	8	7	(*)

Weighted-average shares for diluted EPS	800	799		941	940

Diluted EPS	$1.48	$1.61		$1.20	$1.34

(*)	Dilutive securities used to compute “Adjusted” diluted EPS for the three months ended March 31, 2012 and 2011 were computed under the treasury stock method assuming that we do not expense stock options.

(a)	For the three months ended March 31, 2012 and 2011, the total pre-tax expense for employee stock options was $16 million and $22 million, respectively.

“Adjusted” diluted EPS including the impact of stock option expense for the three months ended March 31, 2012 and 2011 was as follows:

	Three months ended March 31,
	2012	2011
“Adjusted” diluted EPS, excluding stock option expense	$1.61	$1.34
Impact of stock option expense (net of tax)	(0.02)	(0.02)

“Adjusted” diluted EPS, including stock option expense	$1.59	$1.32

(b)	The tax effect of the adjustments between our GAAP and “Adjusted” results takes into account the tax treatment and related tax rate(s) that apply to each adjustment in the applicable tax jurisdiction(s). Generally, this results in a tax impact at the U.S. marginal tax rate for certain adjustments, including amortization of intangible assets and non-cash interest expense associated with our convertible notes, whereas the tax impact of other adjustments, including stock option expense, depends on whether the amounts are deductible in the tax jurisdictions where the expenses are incurred or the asset is located and the applicable tax rate(s) in those jurisdictions. Due to these factors, the effective tax rates for the adjustments to our GAAP income before income taxes, for the three months ended March 31, 2012 and 2011 were 35.2% and 32.0%, respectively.